Exhibit 99.15

PRESS RELEASE

WiLAN Reports Third Quarter 2010 Financial Results

Revenues up 24% over same quarter in 2009

OTTAWA, Canada – November 9, 2010 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), a leading technology innovation and licensing company, today announced financial results for the third quarter ended September 30, 2010.  All financial amounts are expressed in Canadian dollars.

With the change in fiscal year end from October 31 to December 31 that occurred in 2009, the Company’s third quarter of 2010 is the three month period ended September 30, 2010.  Financial results for the third quarter ended September 30, 2010 will be compared to the financial results for the three month period ended October 31, 2009.

Third Quarter 2010 Highlights:

▪	Revenues of $11.3 representing an increase of 24% over last year.

▪	Pro forma earnings* of $1.0 million, or 1 cent per share.

▪	Declared an eligible dividend of $0.0125 per common share.

▪	Signed license agreements with eight companies.

▪	Acquired 75 patents and applications related to 4G technology bringing the Company’s portfolio to more than 970 issued and pending patents.

▪	Increased fiscal 2010 revenue guidance.

“With 27 additional licenses signed to date this year, three consecutive quarters of greater than 20% revenue growth year over year and positive pro forma earnings in the face of significant investment in litigation, our business has strong momentum,” said Jim Skippen, Chairman & CEO.

Skippen added, “We completed the second Markman hearing in our handset, laptop and router cases.  Based on the constructions in both Markman rulings, we believe we will be able to demonstrate infringement. While ongoing discussions could lead to settlements, we continue to make significant but necessary investments to ensure that we are fully prepared for trial.”

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The Board of Directors has declared an eligible dividend of $0.0125 per common share.  This dividend will be paid on January 6, 2011 to shareholders of record on December 15, 2010.

Revenue Review
In the third quarter ended September 30, 2010, revenues were $11.3 million as compared to $9.1 million in the three month period ended October 31, 2009.  In the third quarter ended September 30, 2010, the top ten licensees accounted for 84% of revenues as compared to 92% of revenues for the three months ended October 31, 2009. During the third quarter of 2010, WiLAN signed license agreements with eight companies including a settlement with UTStarcom.  Eleven handset vendors have licensed our technologies to date.

Operating Expense Review
In the third quarter of 2010, patent licensing expenses totaled $1.1 million as compared to $0.8 million in the three month period ended October 31, 2009. The increase is due to third party payments required under revenue share agreements.

Litigation expenses amounted to $7.0 million in the third quarter of 2010, as compared to $4.3 million in the three month period ended October 31, 2009. Investment in the quarter remained high due to preparation for the Claims Construction hearing relating to U.S. Patent Nos. 5,956,323 and 6,549,759 that took place on September 4, 2010 as well as significant effort in completing discovery and depositions in the laptop, router and handset cases underway in Texas.  The Company incurred higher expenses in its litigation against LG Electronics in New York which is proceeding through discovery faster than expected.

The Company also incurred additional expense in its litigation related to Bluetooth-enabled products and the infringement of U.S. Patent No 5,515,369 initiated on April 8, 2010.  Also, during the quarter, the Company initiated litigation against Alcatel-Lucent USA, Inc., HTC Corporation, LG Electronics Mobilecomm U.S.A Inc. and other companies related to 3GPP cellular technology and the infringement of four (4) U.S. Patents including U.S. Patent No 6,381,211.

The Company believes that this level of litigation expense is temporary in nature as a number of its litigations are expected to proceed to trial early in the next fiscal year.

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In the third quarter of 2010, depreciation and amortization expense totaled $5.4 million as compared to $4.5 million in the three month period ended October 31, 2009. The increase is due to amortization of patents acquired in fiscal 2009.

At September 30, 2010, the Company’s net cash, comprised of cash, cash equivalents and short-term investments totaled $90.7 million, representing a decrease of $1.6 million from the net cash position at June 30, 2010.  During the quarter, the Company acquired patents with a cost of $1.5 million accounting for the majority of the decline in cash.  The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

Earnings Review
In the third quarter ended September 30, 2010, WiLAN generated pro forma earnings of $1.0 million or 1 cent per share as compared to $2.7 million, or 3 cents per share, in the three month period ended October 31, 2009.  The difference in pro forma earnings between the reporting periods is due primarily to the Company’s higher investment in litigation.

The Company generated a net loss of $6.2 million, or 6 cents per share, in the third quarter ended September 30, 2010, as compared to net earnings of $16.5 million, or 16 cents per share, in the three month period ended October 31, 2009.  Net earnings in the fiscal period ended October 31, 2009 included a one-time tax benefit of $19.6 million as a result of corporate restructuring.  Excluding the one-time tax benefit, net loss in the fiscal period ended October 31, 2009 would have been $3.1 million or 3 cents per share.

Financial Guidance
The Company is revising its financial guidance for the 12 month period ending December 31, 2010.   Due to the signing of additional licenses and higher than expected royalty reports from certain licensees, revenues for the fiscal year ended December 31, 2010 are now expected to be within the range of $46.0 million to $48.0 million representing an increase from the previous guidance of $43.0 million to $47.0 million.  With higher than forecasted investment in litigation, operating expenses, excluding stock-based compensation, depreciation & amortization and unrealized gains or losses on foreign exchange contracts, all non-cash charges, are expected to be in the range of $41.0 million to $44.0 million, up from previous guidance of $36.0 to $40.0 million.  Pro forma earnings are now expected to be within the range of $5.0 million to $7.0 million down from previous guidance of $8.0 million to $11.0 million.

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The above statements are forward-looking and actual results may differ materially.  The “Forward-looking Information” section at the end of this news release provides information on various risks and uncertainties that the Company faces.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.  Annual financial guidance for fiscal 2010 is provided to assist investors and other interested parties in understanding WiLAN’s performance.  The reader is cautioned that using this information for any other purpose may be inappropriate.
The Company’s revenues result from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected. Management believes that the strength of its business should be measured by annual revenues.

The above guidance for the twelve month period ended December 31, 2010 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecasted.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above-noted factors.

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Conference Call Information – November 9, 2010 – 10 AM EST
WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Standard Time (EST).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan, will be on the call.

Calling Information
A live audio webcast will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=162174.
•	To access the call from Canada and U.S., dial 1.877.407.0778 (Toll Free)
•	To access the call from other locations, dial 201.689.8565 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=162174 and accessible by telephone until 11:59 PM on November 16, 2010.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 1.201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 359378

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 230 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 970 issued or pending patents.  For more information: www.wilan.com.

Note

(*) WiLAN follows Canadian generally accepted accounting principles (“GAAP”) in preparing its interim and annual financial statements.  To assist readers in further understanding its operating performance, WiLAN is reporting “pro forma earnings” which is a non-GAAP financial term.  WiLAN’s pro forma earnings represent earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization, provision for income taxes and certain other one-time charges.

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Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company’s revenues may fluctuate based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on individual licensees’ businesses and other factors outside of the Company’s control; the Company’s revenues can vary significantly from quarter to quarter depending upon the type of royalty agreement with licensees, the timing of royalty reporting by licensees and fluctuations in foreign currency; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; certain of the Company’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure, predict and/or report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information,	Tyler Burns	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1
visit www.wilan.com	Director, Investor Relations	Tel: O: 613.688.4330 C: 613.697.0367
or please contact	& Communications	Email: tburns@wilan.com

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Wi-LAN Inc.
Consolidated Statements of Operations and Retained Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
	September	October 31,	September	October 31,
	30, 2010	2009	30, 2010	2009

Revenues
Royalties	$11,258	$9,081	$35,701	$28,729
Brokerage	-	-	3,830	-
	11,258	9,081	$39,531	$28,729

Operating expenses
Patent licensing	1,042	811	4,607	2,774
Litigation	6,984	4,345	17,763	12,448
Research and development	837	1,029	2,526	2,494
General and administration	1,584	331	5,232	3,280
Unrealized foreign exchange (gain) loss	(116)	247	(69)	-
Stock-based compensation	407	498	1,537	1,513
Depreciation & amortization	5,393	4,503	16,005	13,136
Restructuring charges	755	-	755	-
Total operating expenses	16,886	11,764	48,356	35,645
Investment income	168	163	461	2,131
Loss before income taxes	(5,460)	(2,520)	(8,364)	(4,785)

Provision for income tax expense (recovery)
Current	756	652	2,582	2,064
Future	-	(19,638)	-	(20,970)
	756	(18,986)	2,582	(18,906)
Net and comprehensive (loss) income	(6,216)	16,466	(10,946)	14,121

Deficit, beginning of period	(12,424)	(7,344)	(4,102)	(150,996)
Dividends	(1,294)	(1,270)	(4,886)	(2,434)
Reduction of stated capital	-	-	-	147,161
Retained (deficit) earnings, end of period	$(19,934)	$7,852	$(19,934)	$7,852

(Loss) earnings per share
Basic	$(0.06)	$0.16	$(0.11)	$0.15
Diluted	$(0.06)	$0.16	$(0.11)	$0.15

Weighted average number of common shares
Basic	103,334,579	101,777,058	102,754,251	96,401,954
Diluted	103,334,579	103,930,746	102,754,251	97,354,981

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Wi-LAN Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

As at	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$64,003	$72,763
Short-term investments	26,704	22,025
Accounts receivable	2,668	485
Prepaid expenses and deposits	144	149
Assets held for sale	-	2,188
Current assets	93,519	97,610

Furniture and equipment, net	641	703
Patents and other intangibles, net	130,617	141,132
Goodwill	13,449	13,449
Assets	$238,226	$252,894

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$9,856	$11,774
Current liabilities	9,856	11,774

Liabilities	9,856	11,774

Shareholders' equity
Common shares	231,363	228,421
Contributed surplus	16,941	16,801
Retained deficit	(19,934)	(4,102)
Shareholders' equity	228,370	241,120
Liabilities and Shareholders' equity	$238,226	$252,894

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W i-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,	October 31,	September 30,	October 31,
	2010	2009	2010	2009
Cash (used in) generated from Operations
Net and comprehensive loss	$(6,216)	$16,466	$(10,946)	$14,121
Non-cash items
Stock-based compensation	407	498	1,537	1,513
Depreciation & amortization	5,393	4,503	16,005	13,136
Provision for income tax recovery	-	(19,638)	-	(21,369)
	(416)	1,829	6,596	7,401
Change in non-cash working capital balances
Accounts receivable	2,749	(1,590)	(2,183)	(1,746)
Prepaid expenses and deposits	5	339	5	186
Net assets held for sale	-	-	2,188	(65)
Accounts payable and accrued liabilities	(1,476)	1,076	(3,662)	2,659
Cash (used in) generated from operations	862	1,654	2,944	8,435
Financing
Proceeds on sale of common shares	-	-	-	16,899
Common shares repurchased in Normal Course Issuer Bid	-	-	-	(278)
Dividends	(1,289)	(1,270)	(3,592)	(2,434)
Common shares issued for cash on the exercise of options	405	58	1,905	488
Common shares issued for cash from Employee Share Purchase Plan	-	58	91	118
Cash generated from (used in) financing	(884)	(1,154)	(1,596)	14,793
Investing
Sale (purchase) of short-term investments	(52)	4,000	(4,679)	(22,092)
Purchase of furniture and equipment	(53)	(29)	(364)	(212)
Purchase of patents	(1,494)	-	(5,065)	(19,752)
Cash used in investing	(1,599)	3,971	(10,108)	(42,056)

Net cash and cash equivalents (used in) generated from the period	(1,621)	4,471	(8,760)	(18,828)
Cash and cash equivalents, beginning of period	65,624	76,054	72,763	99,353
Cash and cash equivalents, end of period	$64,003	$80,525	$64,003	$80,525

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